SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1*)

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885-102

(CUSIP Number)

DECEMBER 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. : 886885-102

1	NAMES OF REPORTING PERSONS TL ANNUITY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13G

CUSIP No. : 886885-102

1	NAMES OF REPORTING PERSONS AMY SHAKED-DIAZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13G

CUSIP No. : 886885-102

1	NAMES OF REPORTING PERSONS NETTA SHAKED-SCHROER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13G

CUSIP No. : 886885-102

Item 1 (a).	Name of Issuer:

Tilly’s, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

10 Whatney

Irvine, CA 92618

Item 2 (a).	Name of Person(s) Filing:

TL Annuity Trust (the “Trust”)

Amy Shaked-Diaz

Netta Shaked-Schroer

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

Principal business office for the Trust, Ms. Shaked-Diaz and Ms. Shaked-Schroer:

10 Whatney

Irvine, CA 92618

Item 2 (c).	Citizenship:

TL Annuity Trust	California

Amy Shaked-Diaz	United States

Netta Shaked-Schroer	United States

Item 2 (d).	Title of Class of Securities:

Class A Common Stock

Item 2 (e).	CUSIP Number:

886885-102

SCHEDULE 13G

CUSIP No. : 886885-102

Item 3.

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)-(c) See the information in Items 5-11 on the cover pages hereto. Effective August 6, 2010, the TL Annuity Trust dated August 6, 2010 (the “Annuity Trust”) terminated in accordance with its terms and in connection therewith, on September 2, 2014, transferred all of its shares out of the Annuity Trust. Certain of the shares were distributed to a trust of which Tilly Levine is the trustee (the “Levine Shares”) and to two other trusts of which adult family members living outside the household of Ms. Levine are trustees and beneficiaries. The Levine Shares are being reported separately on an amendment to Schedule 13G filed with the Securities and Exchange Commission on or around the date hereof. Amy Shaked-Diaz and Netta Shaked- Schroer were co-trustees of the Annuity Trust.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SCHEDULE 13G

CUSIP No. : 886885-102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

TL ANNUITY TRUST

By:	/s/ Amy Shaked-Diaz
Amy Shaked-Diaz
Co-Trustee

By:	/s/ Netta Shaked- Schroer
Netta Shaked- Schroer
Co-Trustee

By:	/s/ Amy Shaked-Diaz
Amy Shaked-Diaz

By:	/s/ Netta Shaked- Schroer
Netta Shaked- Schroer